Exhibit 1.5

Notice to U.S. Investors

The proposed transaction relates to the securities of CaixaBank, S.A. and Bankia, S.A., both companies incorporated in Spain. Information distributed in connection with the proposed transaction and the related shareholder vote is subject to Spanish disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Spanish accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed transaction, since the companies are located in Spain and some or all of their officers and directors are residents of Spain. You may not be able to sue the companies or their officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares otherwise than under the proposed transaction, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

The ordinary shares of CaixaBank, S.A. have not been and are not intended to be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States of America except pursuant to an applicable exemption from the registration requirements of such Act.

REPORT OF THE BOARD OF DIRECTORS OF BANKIA, S.A.

ON

THE CAIXABANK, S.A. (as absorbing company) AND BANKIA, S.A. (as absorbed company) JOINT MERGER PLAN

 23 October 2020

CONTENTS

1.	INTRODUCTION	1

2.	KEY ASPECTS OF THE MERGER	1

2.1	Rationale for the merger	1

2.2	Merger negotiations procedures	2

3.	LEGAL ASPECTS	3

3.1	General features	3

3.2	Conditions precedent	3

3.3	Applicable laws and regulations	5

3.4	Consequences of the merger for shareholders, creditors and employees	5

3.4.1	Consequences for shareholders	5

3.4.2	Consequences for creditors	5

3.4.3	Consequences for employees	6

3.5	Legal merger procedure	6

3.5.1	Merger plan	6

3.5.2	Merger Plan publication	7

3.5.3	Share exchange ratio	7

3.5.4	Independent expert’s report	7

3.5.5	Board of directors' report	8

3.5.6	Prospectus for the purposes laid down in securities market legislation	8

3.5.7	Call for the General Meetings at which the merger will be discussed and, as the case may be, approved	8

3.5.8	Publication of the merger agreements and period for creditors to oppose the merger	9

3.5.9	Deed of merger and the registration thereof	9

3.5.10	Execution of the share exchange	10

3.5.11	Listing of newly issued CaixaBank shares	10

3.6	Increase of CaixaBank’s capital and merger exchange	10

3.6.1	Increase of CaixaBank’s capital	10

3.6.2	Bankia share exchange procedure	11

3.6.3	Amendments to CaixaBank’s Bylaws	12

3.7	Appointments to CaixaBank’s Board of Directors	12

3.8	Agreements on the corporate governance of the company resulting from the merger	12

3.9	Other agreements on the company resulting from the merger	13

3.10	Tax regime	13

3.11	Other considerations	13

4.	ECONOMIC ASPECTS	13

4.1	Merger balance sheet/Half-yearly financial statement and annual accounts	13

4.2	Share exchange ratio	14

4.3	Exchange ratio rationale. Valuation methods used	14

4.4	Fairness opinion	16

4.5	Effective date for financial and accounting purposes	16

5.	CONCLUSION	17

REPORT OF THE BOARD OF DIRECTORS OF BANKIA, S.A. ON

THE CAIXABANK, S.A. (as absorbing company) AND BANKIA, S.A. (as absorbed company) JOINT MERGER PLAN

The Board of Directors of Bankia, S.A. (“Bankia”) are issuing this report to explain and justify the joint merger plan between CaixaBank, S.A. (“CaixaBank”, as absorbing company) and Bankia (as absorbed company, jointly with CaixaBank, the “Intervening Companies”) with regard to its legal and economic aspects, and the consequences of the merger for shareholders, creditors and employees, all in accordance with article 33 of Law 3/2009 of 3 April 2009 on structural changes to companies (“Law 3/2009”).

1.	INTRODUCTION

On 17 September 2020, the Boards of Directors of Bankia and CaixaBank drew up a joint merger plan involving a merger by absorption of Bankia by CaixaBank pursuant to articles 30 and 31 of Law 3/2009 (the “Merger Plan”).

The Merger Plan will be submitted for approval to the General Meetings of Bankia and CaixaBank in accordance with article 40 of Law 3/2009.

Pursuant to article 33 of Law 3/2009, the Board of Directors of each of the Merging Parties has prepared a report explaining and justifying the Merger Plan with regard to its legal and economic aspects, with particular reference to the share exchange ratio, the special valuation difficulties that might exists and the consequences of the merger for shareholders, creditors and employees.

2.	KEY ASPECTS OF THE MERGER

2.1	Rationale for the merger

As explained in the Merger Plan, the merger is of great strategic value given: (i) the strong brand recognition of both entities; (ii) their very sound liquidity structure; (iii) their consolidated solvency position; and (iv) the opportunity represented by the fostering of concentration operations through the publication of proposed guidelines by the European Central Bank, which clears up certain major uncertainties on concentration operations regarding the capital requirements applicable to the resulting company.

Furthermore, the retail banking that forms the core activity of both entities, having a notable share of the retail mortgage sector and a significant volume of small and medium enterprise business, means an optimal cultural fit between the two companies.

Following the merger, the resulting company will be a leader in the Spanish market in terms of volume of assets, loans and deposits, and its position as a provider of long- term saving products (including investment funds, pension funds and life insurance) will be notably bolstered. Furthermore, the branch network of the two companies and their areas of operation complement each other well. Thus, the resulting company will have a more balanced geographical distribution.

As a result, the combined company will be notably more efficient in its role of facilitating the flow of credit to families and companies and supporting the development of small and medium enterprises.

These benefits in terms of the size of the franchise, robustness of the resulting company’s balance sheet, and the greater efficiency and profitability, will be enjoyed by Bankia’s shareholders vis-à-vis the equity stake they will receive in the company deriving from the merger. On the one hand, they will become shareholders of a bank with a greater volume of floating capital, which should reduce the volatility of its share price; on the other, the combination of a more robust balance sheet and greater potential profitability should drive up the bank’s share price and the likelihood of shareholders receiving dividends.

2.2	Merger negotiations procedures

The merger is proposed by Bankia’s Board of Directors to the General Meeting of Shareholders after a comprehensive analysis of the transaction and subsequent negotiations led by the Board of Directors, which included:

a)	A complete process of financial, legal and tax due diligence of CaixaBank, for with Bankia has had the collaboration of Ernst & Young Servicios Corporativos, S.L. (“Ernst & Young”).

b)	An exhaustive review of the legal aspects of the transaction and fulfilment of the legal requirements established for such transactions (including any proposed resolutions submitted for approval by the General Meeting), with Bankia receiving legal advice from the law firm, J&A Garrigues, S.L.P. (“Garrigues”).

c)	Rigorous negotiations on the legal and economic terms of the merger by the management team in Bankia’s corporate interests, obtaining financial advice from RothschildCo España, S.A. (“Rothschild & Co”).

Lastly, subsequent to the aforementioned analysis and negotiations, and after reaching an agreement with CaixaBank on the legal and economic terms of the merger, Bankia’s Board of Directors approved the preparation and approval of the Merger Plan, considering that, under the agreed terms, the merger is a transaction that makes sense and is rational from an economic and business perspective and the creation of value for its shareholders. The approval was based on the favourable report of the Audit and Compliance Committee on 17 September 2020 (pursuant to article 14.8 of Bankia’ Board of Directors Regulations) on the economic terms of the merger and its accounting impact and, in particular, endorsing the proposed exchange ratio. The approval was also based on the favourable report of the Appointments and Responsible Management Committee on the same date on aspects concerning the corporate governance structure set out in the Merger Plan for the resulting company.

On 17 September 2020, Rothschild & Co, as Bankia’s financial advisor in the transaction and engaged for this purpose, issued a fairness opinion to Bankia’s Board of Directors concluding that, on that date and based on the elements, restrictions and assumptions contained in the opinion, the exchange ratio proposed was fair for Bankia shareholders of from a financial point of view and in light of the current market conditions and regulatory climate.

3.	LEGAL ASPECTS

3.1	General features

According to the Merger Plan – the terms of which are reproduced in this report where necessary – the planned merger involves Bankia being merged into CaixaBank with the extinction, via dissolution without liquidation, of Bankia, and the transfer, by universal succession, of the absorbed company’s assets and liabilities and rights and obligations as a whole to CaixaBank, all pursuant to the terms and conditions set forth in the Merger Plan.

This universal succession involves acquiring in a single act all the assets and liabilities comprising Bankia’s equity. Consequently, all the absorbed company’s property, rights and obligations and, in general, all its legal relationships remaining in effect even though there is a change in ownership thereof are transferred.

As a result of the merger, Bankia shareholders will also simultaneously receive newly issued ordinary shares of CaixaBank in proportion to their respective equity stake in the absorbed company, calculated using the exchange ratio stipulated in the Merger Plan.

The identification details of the Intervening Companies are provided in section 2 of the Merger Plan.

3.2	Conditions precedent

As stipulated in section 14 of the Merger Plan, the effectiveness of the merger is subject to the following conditions precedent:

(i)	The authorization of the Minister for Economic Affairs and Digital Transformation in accordance with additional provision 12 of Law 10/2014 of 26 June 2014 on the regulation, supervision and solvency of credit entities.

(ii)	The authorization of the National Commission on Markets and Competition to the resulting economic concentration of the merger in accordance with Law 15/2007 of 3 July 2007 on the defence of competition and related regulations.

The concentration of economic power resulting from the merger must not have a Community dimension as per Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings because, although the combined aggregate worldwide turnover of both undertakings is more than the threshold of 5,000 million euros and the aggregate Community- wide turnover of each of the undertakings is more than 250 million euros, each undertaking achieves more than two-thirds of its aggregate Community-wide turnover within one and the same Member State (Spain).

If a concentration of this nature does not have a Community dimension, the European Commission will not be informed and it will only be reported in the Member State where the applicable thresholds are exceeded (in this case, Spain, reporting to the National Commission on Markets and Competition (CNMC)), except if the transaction affects trade between Member States and threatens to significantly affect competition within one or several Member States. This is absolutely not the case in the planned merger.

(iii)	No objection must have been made by the General Directorate of Insurances and Pension Funds, the CNMV and the Bank of Spain to the acquiring by CaixaBank, as a result of the merger, of significant holdings in companies subject to the supervision of these entities. This absence of an objection either being expressly notified or owing to the elapsing of the maximum term for objections in the applicable regulations without any objection having been made.

(iv)	No objection must have been made by the European Central Bank to the acquisition of significant holdings in CaixaBank, as a result of the merger, either expressly declared or because of the expiration of the maximum period established in the applicable regulations without the objection having been expressed.

(v)	The authorisation or, as the case may be, non-objection by the corresponding supervisory authorities (including, in particular, the European Central Bank, the Bank of Spain, the General Directorate of Insurances and Pension Funds and the CNMV) to the acquisition by those who will be shareholders of CaixaBank after the merger of significant indirect holdings in companies in which CaixaBank has an interest and which are subject to the supervision of said entities.

As set forth in the Merger Plan, the Board of Directors of CaixaBank and Bankia or any person delegated by them may perform all the acts and adopt all the resolutions required for requesting, processing and obtaining the above-mentioned authorisations and any other authorisations, statements or releases required or advisable, including, in particular but not limited to, offering, proposing or accepting remedies, undertakings, guarantees or conditions, ultimately being able to declare the above-mentioned conditions precedent met or not met or abandon trying to meet them (to the extent legally possible and advisable).

3.3	Applicable laws and regulations

The planned merger and the acts and formalities to execute it will be performed in accordance with Law 3/2009, the recast text of article 304.2 of the Corporations Act, the Regulations of the Mercantile Registry, and other applicable prevailing provisions.

3.4	Consequences of the merger for shareholders, creditors and employees

3.4.1	Consequences for shareholders

As a result of the merger by absorption of Bankia by CaixaBank, the existing shareholders of the absorbed company will become CaixaBank shareholders. This will involve Bankia shareholders being assigned CaixaBank shares in proportion to their respective equity stakes in the absorbed company using the exchange ratio stipulated in section 3.1 of the Merger Plan.

The merger therefore entails Bankia shareholders assuming the same rights and obligations, under the same conditions, as existing CaixaBank shareholders, that they are to or bound by in accordance with the law and CaixaBank’s Bylaws, when they become CaixaBank shareholders on receiving shares in this company through the merger exchange.

Meanwhile, it is hereby report that in accordance with article 304.2 of the Corporations Act, existing CaixaBank shareholders will not have any pre-emptive rights to subscribe the new shares that will be issued to execute the share exchange in the merger by absorption of Bankia. This is because said shares will only be assigned to Bankia shareholders in exchange for their equity stake in this company.

From the moment of the merger, Bankia will be extinguished and the Bylaws governing the company resulting from the transaction (i.e. CaixaBank) will be those attached as an appendix to the Merger Plan. As a result of the merger, only the sum of the share capital stipulated in the Bylaws will be amended as a result of the new shares issued to effect the merger exchange.

The new shares to be issued by CaixaBank as a result of the merger will confer the right to a share of earnings from the date on which the deed of merger is registered with the Mercantile Registry of Valencia.

3.4.2	Consequences for creditors

The merger will involve the transfer to CaixaBank through universal succession and in a single act of Bankia’s total assets and liabilities, property, rights and obligations.

From the moment the merger notice is published, the creditors of the Intervening Companies whose credits have not fallen due and were arranged prior to the publication of the Merger Plan may, for a month and until collection of these credits is guaranteed, exercise their right to oppose the merger as stipulated in article 44 of Law 3/2009. Creditors whose guarantees are sufficiently secured will not have the right to oppose.

3.4.3	Consequences for employees

As stipulated in section 12.1 of the Merger Plan, in accordance with article 44 of the consolidated text of the Law on the Workers’ Statute, approved by Royal Legislative Decree 2/2015 of 23 October 2015 governing business transfers, CaixaBank will assume the labour rights and obligations of Bankia’s employees.

Bankia will comply with its reporting obligations and, if required, its consultation obligations with its workers’ legal representatives, in accordance with labour regulations. In addition, the proposed merger will be notified to the appropriate relevant public entities, in particular to the Social Security General Treasury.

Following the merger, the combined company will analyse the overlaps, duplications and economies of scale arising from the merger, with no decision having been made at this time regarding measures of a labour nature that will have to be adopted to integrate the workforces as a result of the merger. In any case, the integration of the workforces will take place observing the legal procedures applicable in each case and especially with regard to the reporting obligations and consultation obligations with the workers’ representatives, having meetings and negotiating with them as is required to integrate the two workforces with the most agreement possible between the parties.

It is expected that the merger will cause changes to the composition of the governing body of the absorbing company that will affect the gender balance of its structure. In all cases, the structure proposed will comply with recommendation 14 of the Code of Good Governance, with the percentage of female directors being over 30%.

3.5	Legal merger procedure

3.5.1	Merger plan

For the merger to take place, Law 3/2009 requires the governing bodies of the companies intervening in the transaction to prepare a joint merger plan.

For this purpose, on 17 September 2020 the Boards of Directors of CaixaBank and Bankia approved and signed the corresponding Merger Plan to which this report refers and which is quoted where necessary in this report.

3.5.2	Merger Plan publication

In accordance with article 32 of Act 3/2009, the Merger Plan has been posted on the corporate websites of Bankia (www.bankia.com) since 18 September 2020 and CaixaBank (www.caixabank.com) since the same date, where it may be downloaded and printed out.

The publication of the Merger Plan on the corporate websites of Bankia and of CaixaBank was announced in the Official Gazette of the Mercantile Registry on 1 October 2020, as required in article 32 of Act 3/2009.

3.5.3	Share exchange ratio

The Merger Plan establishes a share exchange ratio, determined based on the actual value of the assets and liabilities of both Intervening Companies, with no complementary cash payment, of 0.6845 ordinary shares in CaixaBank, each of a nominal value of one euro, for every share (one) in Bankia, of a nominal value of one euro.

3.5.4	Independent expert’s report

In accordance with the second paragraph of article 34.1 of the Law on Structural Changes to Companies, the Boards of Directors of CaixaBank and Bankia requested that the Companies Register of Valencia appoints an independent expert to draft a sole report on this Merger Plan and on the assets and liabilities transferred from Bankia to CaixaBank as a result of the merger, with the scope set out in article 34.3 of the aforementioned law.

For this purpose, BDO Auditores, S.L.P. – the independent expert appointed by the Mercantile Registry of Valencia (which is where the absorbing company’s registered address is) – issued said report on the Merger Plan on 23 October 2020. In this report, BDO Auditores, S.L.P. concluded the following:

“Based on the information used and our review procedures and considering the content of section 6 above, we consider that:

•	The exchange ratio proposed by the companies’ Boards of Directors is justified and the valuation methods used and values obtained are appropriate; and

•	The actual value of the equity contributed by Bankia, which is wound up, is equal to at least the maximum amount of the increase in the share capital of CaixaBank (absorbing company) stipulated in the Joint Merger Plan.

Our conclusion must be interpreted in the context of the scope of our verifications; this conclusion does not result in any further liability for us other than that assumed within the scope of our opinion.

This report was prepared solely to comply with article 34 of the Law on Structural Changes to Companies and other applicable legislation, and must not therefore be used for any other purpose.”

3.5.5	Board of directors' report

In accordance with article 33 of Law 3/2009, and based on the favourable report of the Audit and Compliance Committee and Appointments and Responsible Management Committee, on the date of this report Bankia’s Board of Directors hereby approves the report explaining and justifying in detail the Merger Plan with regard to its legal and financial aspects, with particular reference to the share exchange ratio, the special valuation difficulties that may exist and the consequences of the merger for shareholders, creditors and employees.

In accordance with article 33 of Law 3/2009, CaixaBank’s Board of Directors has also issued a report explaining and justifying in detail the Merger Plan with regard to its legal and financial aspects.

3.5.6	Prospectus for the purposes laid down in securities market legislation

Prior to calling the General Meetings of Bankia and CaixaBank at which the merger will be approved, CaixaBank has published a prospectus describing the transaction and the consequences for the issuer referred to in article 1.4.(g) and 1.5.(f), respectively, of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC. This prospectus, which does not need to be and has not been approved by the competent authority as per article 20 of Regulation (EU)2017/1129, is available on CaixaBank’s website (www.caixabank.com).

3.5.7	Call for the General Meetings at which the merger will be discussed and, as the case may be, approved

The merger will be submitted to the General Meetings of Bankia and CaixaBank for approval.

For this purpose, the Board of Directors will call in accordance with the law and the Bylaws, an extraordinary General Meeting of Bankia to discuss and, as the case may be, approve the planned merger.

In accordance with article 39 of Law 3/2009, the following documents will be published, and will be downloadable and printable, on Bankia’s corporate website (www.bankia.com) prior to the publication of the meeting call:

a)	The Merger Plan;

b)	This report and the report of CaixaBank’s Board of Directors on the Merger

Plan;

c)	The independent expert’s report on the Merger Plan;

d)	The annual financial statements and management report for the last three years of the Intervening Companies, as well as the related reports of the statutory auditors;

e)	CaixaBank’s merger balance sheet as closed of 30 June 2020 and the accompanying audit report, along with Bankia’s half-yearly financial report as closed of 30 June 2020, which replaces its merger balance sheet, as stipulated in article 36.3 of Law 3/2009;

f)	The current Bylaws of Bankia and CaixaBank;

g)	The full text of CaixaBank’s Bylaws as the absorbing company, which will apply after the merger is executed. Said Bylaws will be CaixaBank’s current Bylaws. The Bylaws will only be amended as a result of the merger to change the sum of the share capital and number of shares it is divided into (articles 5 and 6 of CaixaBank’s Bylaws) as a result of the capital increase required to effect the merger exchange; and

h)	The identity of the Intervening Companies’ directors, with the dates since they have held their directorships, and the same information for the directors who it is proposed serve on the CaixaBank Board of Directors as a consequence of the merger.

3.5.8	Publication of the merger agreements and period for creditors to oppose the merger

In accordance with article 43 of Law 3/2009, once adopted, the merger agreement will be published in the Official Gazette of the Mercantile Registry and in one of the daily newspapers with a large circulation in the province in which the Intervening Companies have their registered address (Valencia).

The notice must indicate the entitlement of shareholders and creditors to obtain the full wording of the agreements adopted, as well as CaixaBank's merger balance sheet and Bankia's half-yearly financial report, both as of 30 June 2020, and indicate the right to oppose conferred on the Intervening Companies' creditors, all pursuant to article 43 of Law 3/2009.

The planned merger cannot be executed until at least one month after the publication of the last announcement of the agreements approved. During this period, the Intervening Companies' creditors entitled to do so may oppose the merger as per article 44.3 of Law 3/2009.

3.5.9	Notarial instrument of merger and the registration thereof

Once the merger has been approved by the General Meetings and the corresponding announcements have been published, if no entitled creditor has exercised their right to oppose or, as the case may be, all credits owed to any creditors who did exercise this right have been duly repaid or secured, and the corresponding administrative authorisations have been obtained and all the due legal formalities completed, the corresponding deed of merger will be drawn up and registered in the Mercantile Registry of Valencia.

3.5.10	Execution of the share exchange

Once deep of merger has been registered in the Mercantile Registry of Valencia, the Bankia shares will be exchanged for newly issued CaixaBank shares, in the terms stipulated in the Merger Plan and as described in section 3.6 below.

3.5.11	Listing of newly issued CaixaBank shares

CaixaBank will request admission to trading for the new shares issued to effect the merger exchange on the Barcelona, Bilbao, Madrid and Valencia stock exchanges, for contracting via the Spanish Stock Exchange Interconnection System (Continuous Market), and will perform all required legal procedures.

3.6	Increase of CaixaBank’s capital and merger exchange

3.6.1	Increase of CaixaBank’s capital

CaixaBank will affect the exchange for Bankia shares, in accordance with the exchange ratio established in the Merger Plan, via newly issued ordinary shares.

To this end, CaixaBank will increase its share capital by the sum necessary to cater for the exchange of Bankia shares via the issue and putting into circulation of the number of new ordinary shares required, each of a nominal value of one euro, of the same class and series as those currently in circulation, represented as book entries. In accordance with article 304.2 of the Corporations Act, no pre-emptive rights will be provided for, and the subscription of the shares will be reserved for holders of Bankia shares.

Taking into account the total number of Bankia shares in circulation on the date of the Merger Plan that could be exchanged (i.e. 3,069,522,105 shares, each with a nominal value of one euro, less 31,963,300 own shares, which will be kept as treasury shares until the coming into effect of the merger and therefore will not be exchanged), the maximum number of CaixaBank shares to be issued to effect the merger exchange is 2,079,209,002 ordinary shares in CaixaBank, each of a nominal value of one euro. This represents a capital increase of a maximum nominal sum of 2,079,209,002 euros. The sum of the capital increase may be lower depending on the treasury shares held by Bankia or any shares in Bankia that CaixaBank, where applicable, holds when the merger becomes effective.

The new CaixaBank shares will be issued for their nominal value of one euro per share plus any issue premium thereon.

Both the nominal value and any issue premium thereon will be wholly paid in as a result of the en bloc transfer of Bankia’s assets and liabilities to CaixaBank by virtue of the merger.

3.6.2	Bankia share exchange procedure

The procedure for exchanging Bankia shares for CaixaBank shares is described in section 3.3 of the Merger Plan.

The exchange will take place once the deed of merger has been registered with the Mercantile Registry of Valencia, and the exchange will take place from the date specified in the notices of exchange to be published as stipulated in applicable legislation, through the depositories of the Bankia shares as per the procedures established for the book-entry system in accordance with Royal Decree 878/2015 of 2 October on the clearing, settlement and registration of marketable securities represented by book entries, the regulation of the central securities depository and central counterparty entities, the transparency requirements for the issue of securities admitted to trading on an official secondary market; and with the application of the terms of article 117 of the Corporations Act.

Bankia’s shareholders who own a number of shares that, in accordance with the agreed upon exchange ratio, do not entitle receiving a whole number of CaixaBank shares, may acquire or transfer shares to then exchange them in accordance with said ratio.

Without prejudice to this, the Intervening Companies have established a mechanism to facilitate Bankia’s shareholders receiving whole numbers of CaixaBank shares in virtue of the exchange.

This mechanism entails appointing a financial entity as an odd-lot dealer, that will act as the counterparty for the purchase of share excesses and shortfalls. Thus, any Bankia shareholder which, in accordance with the established exchange ratio and taking into account the number of Bankia held shares, is not entitled to receive a whole number of CaixaBank shares or is entitled to receive a whole number of CaixaBank shares but has an additional number of Bankia shares insufficient to have the right to receive an additional CaixaBank share, may transfer these surplus Bankia shares to the odd-lot dealer, which will pay the shareholders in cash for the value of these shares at the price specified in the notice of exchange.

Except in the case of express instructions in writing to the contrary, it is understood that Bankia’s shareholders may make use of this fraction purchase system without having to send instructions to the depository institution of their shares, which will inform them of the result of the operation once concluded.

As a consequence of the merger, all the Bankia shares will be redeemed and retired.

3.6.3	Amendments to CaixaBank’s Bylaws

The increase in CaixaBank’s capital to effect the merger exchange will change the sum of its share capital and the number of shares it is divided into, and therefore the wording of articles 5 and 6 of CaixaBank’s Bylaws will need to be amended.

3.7	Appointments to CaixaBank’s Board of Directors

Pursuant to the agreements reached between the Boards of Directors of CaixaBank and Bankia on the merger, it is planned that owing to the merger, the renewal of CaixaBank’s Board of Directors will be proposed to the General Meeting of CaixaBank so that the Board is made up of the following 15 persons: Mr. Tomás Muniesa Arantegui and Mr. José Serna Masiá (currently proprietary directors of CaixaBank at the proposal of Criteria Caixa, S.A.U.); Mr. Gonzalo Gortázar Rotaeche (currently CEO of CaixaBank); Ms. María Verónica Fisas Vergés, Ms. Cristina Garmendia Mendizábal, Ms. María Amparo Moraleda Martínez, Mr. Eduardo Javier Sanchiz Irazu, Mr. John Shepard Reed and Ms. Koro Usarraga Unsain (currently independent directors of CaixaBank); Mr. José Ignacio Goirigolzarri Tellaeche (currently executive chairman of Bankia); Mr. Joaquín Ayuso García, Mr. Francisco Javier Campo García and Ms. Eva Castillo Sanz (currently independent directors of Bankia), Ms. Teresa Santero Quintilla (who will join as a proprietary director at the proposal of BFA Tenedora de Acciones, S.A.); and Mr. Fernando María Costa Duarte Ulrich (who will join as an “other external director”).

3.8	Agreements on the corporate governance of the company resulting from the merger

It is planned that the new CaixaBank Board of Directors will appoint Mr. José Ignacio Goirigolzarri as its chairman, who will have the status of executive director and will be responsible for the areas of Board Secretariat, external communication, institutional relations and internal audit (without prejudice to the Audit and Control Committee being responsible for this area). The Chairman will carry out the other duties assigned to him in the Bylaws and the current regulations, and will coordinate with the Board of Directors the operation of the Committees for a better performance of the supervisory function.

Meanwhile, it is expected that the current CEO of CaixaBank will become the chief executive of the resulting company, reporting directly to the Board of Directors, being responsible for all areas not specified in the previous paragraph, and also chairing the management committee.

The Intervening Companies intend that the suitability of the new Board members will be approved prior to the registration of the merger so that these new members can take up their positions in the first meeting of the Board of Directors held following the merger coming to force.

3.9	Other agreements on the company resulting from the merger

To continue all operations and activities of the absorbed company without interruption, the merger will leave ratified and confirmed, in application of the principle of universal succession, the agreements, covenants and contracts entered into by Bankia and the powers of attorney granted by Bankia, all being assumed as its own by CaixaBank.

The compensation plans applicable in the resulting company to the executive directors, senior managers and other categories of staff whose professional activities significantly impact the risk profile of the entity will be subject to the regulation of credit entities in accordance with Law 10/2014 of 26 June on the regulation, supervision and solvency of credit entities, its implementing regulations and other applicable regulation.

3.10	Tax regime

As per section 10 of the Merger Plan, the proposed merger is subject to the tax regime established in chapter VII of title VII and additional provision 2 of Corporate Tax Law 27/2014 of 27 November 2014 and article 45, paragraph I.B.10, of Royal Legislative Decree 1/1993 of 24 September 1993 approving the consolidated text of the transfer tax and stamp duty. This tax treatment allows for companies to restructure while applying the concept of tax neutrality, provided that these operations occur owing to valid economic reasons, such as those set out in this Joint Merger Plan.

Within three months of registration of the notarial instrument of merger, the transaction will be communicated to the Spanish Tax Agency in accordance with articles 48 and 49 of the Corporate Tax Regulation approved by Royal Decree 634/2015 of 10 July 2015.

3.11	Other considerations

Section 15 of the Merger Plan establishes the commitments undertaken by the Intervening Parties during the interim period until the effective date of the merger.

4.	ECONOMIC ASPECTS

4.1	Merger balance sheet/Half-yearly financial statement and annual accounts

In the case of CaixaBank, for the purposes of article 36.1 of Law 3/2009, the balance sheet as closed of 30 June 2020 will be considered the merger balance sheet. This was duly audited by the bank’s statutory auditor.

In accordance with article 36.3 of Law 3/2009, Bankia’s merger balance sheet will be replaced by its audited half-yearly financial statement as closed of 30 June 2020 required by the legislation governing the stock market and made public on 31 July 2020.

Furthermore, for the purposes of article 31.10 of Law 3/2009, it is hereby stated that the annual accounts of the merging companies for the financial year ended on 31 December 2019 have been taken into account.

4.2	Share exchange ratio

As stipulated in section 3.1 of the Merger Plan, the proposed ratio of exchange of Bankia shares for CaixaBank shares, with no complementary cash payment, is as follows:

0.6845 ordinary shares in CaixaBank, each of a nominal value of one euro, for every share (one) in Bankia, of a nominal value of one euro.

Pursuant to article 25 of Law 3/2009, this exchange ratio has been determined based on the actual value of the assets and liabilities of CaixaBank and Bankia.

4.3	Exchange ratio rationale. Valuation methods used

The exchange ratio has been determined based on the actual value of the assets and liabilities of CaixaBank and Bankia.

Several valuation methods have been used to determine their actual value. These are described below. The preferred method is to refer to the share price/stock market capitalisation, while other valuation methods (past price, multiples of comparables, analysts’ target price or past premiums) are used for comparison purposes. The share exchange ratio lies within the range obtained from the different methods used.

The following methods were used:

a)	Share price/stock market capitalisation

Since CaixaBank and Bankia are listed companies with sufficient floating capital and liquidity, and considering that the merger will be affected by delivering CaixaBank shares to Bankia shareholders, the reference method used in the merger negotiations was to refer to Bankia’s share price. This is commonly considered to be the preferred option to determine the actual value of listed securities. By way of example, in order to determine the fair value of shares in capital increases with no pre-emptive subscription rights, article 504.2 of the Corporations Act presumes that fair value is the result of using the share price, unless otherwise justified.

Using this method and the share prices of both companies at the end of trading on 3 September 2020 (last stock market session before it was announced that the Intervening Companies were in negotiations to analyse a merger of the two), the resulting exchange ratio would be 0.57037 new CaixaBank shares for each Bankia share:

Share price date	CaixaBank	Bankia	Share exchange ratio
03/09/2020	1.8155	1.0355	0.57037x

Fourteen days later (17 September 2020), the Boards of Directors of Bankia and CaixaBank drew up and signed the joint plan for the merger by absorption of Bankia by CaixaBank, with a proposed exchange ratio of 0.6845 new CaixaBank shares for each Bankia share, which represents a premiums of 20% on Bankia’s share price at 3 September 2020 (last unaltered price before it was announced to the market that the transactions was being considered).

This exchange ratio was established considering the resulting company’s ability to generate cost synergies (estimated at 770 million euros from year three) and new revenues (estimated at 215 million euros from year five/six after the transaction). When determining this exchange ratio, it was also considered that no distributions of capital and/or dividends will take place that could affect the actual values estimated for each of the companies at least until the merger is complete.

Share price date	Proposed exchange ratio	CaixaBank	Bankia	Implied premium
03/09/2020	0. 6845x	1.8155	1.2427	20.011%

b)	Past share price/stock market capitalisation

So as to compare the proposed exchange ratio and strip out share price volatility, the exchange ratio at the reference date (3 September 2020) was compared with the exchange ratios obtained using the average CaixaBank and Bankia share prices for different periods of time before 3 September 2020 (last stock market session before it was announced that the Intervening Companies were in negotiations to consider a merger of the two). The following exchange ratios for each period were obtained using this method:

Period before 3 September 2020	CaixaBank	Bankia	Share exchange ratio
Average for last month	1.925	1.093	0. 5680x
Average for last three months	1.959	1.025	0.5230x
Average for last six months	1.798	0.980	0.5452x

c)	Stock market analysts’ target price

This method entailed comparing the implied Bankia share price (1.2427 euros) in the proposed exchange ratio (0.6845x) with the range of target prices and average target price for Bankia shares set by equity research firms that track the security.

Considering these equity research firms’ reports for the six months prior to 3 September 2020 (25 contributors), an average target price of 1.08 euros per share is obtained. Assuming a deviation of +/-0.05 euros on this price, the resulting range is between 1.03 euros and 1.13 euros per share.

It can be seen that the implicit price at the proposed exchange ratio offers a premium of 15% over the average price and a premium range of between 10% and 21%, as per the maximum and minimum target price obtained.

d)	Valuation multiples of listed comparables

An additional comparison method was to compare the valuation multiples implied in the transaction of the two companies with the multiples implied in the share prices of comparables.

For this purpose, the price/value multiples in books and price/benefit were taken into account, resulting in multiples that were higher than those seen in domestic medium- sized bank comparables (CaixaBank, Bankinter, Sabadell, Unicaja and Liberbank).

e)	Premiums in other transactions

Lastly, the premium implied in the proposed exchange ratio was compared with the premiums observed in previous transactions in the Spanish market over the last seven years.

This analysis resulted in an average premium of 21%: well in line with the premium implied in the proposed exchange ratio. The average would be 18%, which is also similar to the premium for the merger.

4.4	Fairness opinion

Rothschild & Co, Bankia’s financial advisor in the merger, issued on 17 September 2020 a fairness opinion to Bankia’s Board of Directors concluding that, on that date and based on the elements, restrictions and assumptions contained in the opinion, the exchange ratio proposed was fair for Bankia shareholders from a financial point of view and in light of the current market conditions and regulatory climate. A copy of the aforesaid fairness opinion is attached as an appendix to this report.

4.5	Effective date for financial and accounting purposes

The date from which the operations of the absorbed company are considered to be performed for accounting purposes by the absorbing company is the date resulting from the application of rule 44 of Circular 4/2017 of 27 November 2017 of the Bank of Spain, on credit entities, on the rules on public and reserved financial information and financial statement templates, the Recognition and Measurement Rule 19 of the Spanish National Chart of Accounts approved by Royal Decree 1514/2007 of 16 November 2007, and International Financial Reporting Standard 3.

In accordance with these regulations in force on the date of this Merger Plan, the effective date of the merger for accounting purposes will be the date on which (once the merger has been agreed upon by the General Meetings of CaixaBank and Bankia) the last of the conditions precedent to which the effectiveness of the merger is subject to in accordance with section 17 is met, as this is the date on which the absorbing company is considered to have acquired control of the absorbed company in accordance with the terms referred to in the above-mentioned regulations.

5.	CONCLUSION

Based on all of the foregoing, Bankia’s Board of Directors considers that the merger and the terms thereof as set forth in the Merger Plan, and the agreements that will be put to the General Meeting for discussion and resolution, are in the best interests of Bankia and all its shareholders. The Board also concludes that the proposed exchange ratio is justified, calculated using appropriate valuation methods, and is reasonable for Bankia shareholders from a financial perspective and in the current market conditions and regulatory environment.

* * *

23 October 2020

Strictly Private and Confidential

To the Board of Directors Bankia, S.A.

Calle del Pintor Sorolla, 8

Valencia , 46002

Spain

Madrid, 17 September 2020

Dear Sirs,

Merger by absorption of Bankia, S.A. ("Bankia") (absorbed entity) with and into CaixaBank, S.A. ("CaixaBank") (absorbing entity).

In accordance with the terms and conditions and the appointment letter entered into by Bankia and RothschildCo Espana, S.A. ("Rothschild & Co") on 1 September 2020, Rothschild & Co acts as financial adviser to Bankia on the proposed merger between Bankia and CaixaBank (the "Merger") by which Bankia will be absorbed by CaixaBank and Bankia's shareholders will receive 0.6845 newly issued ordinary shares of CaixaBank for each (1) ordinary share outstanding of Bankia (the "Exchange Ratio").

Amongst the tasks, duties and responsibilities of Rothschild & Co set forth in such appointment letter, Bankia has requested the issuance of a Fairness Opinion letter (the "Opinion") addressed to Bankia's Board of Directors on the fairness from a financial standpoint of the Exchange Ratio of the Merger.

Rothschild & Co has reviewed certain publicly available information, both of a financial nature and other information concerning Bankia and CaixaBank, and has performed certain analyses of other related information furnished to it by Bankia and CaixaBank. Rothschild & Co has also held several discussions with members of the senior management of Bankia regarding the business and its outlook.

Additionally, in arriving at the Opinion, Rothschild & Co has:

1)	Analysed the terms and structure of the Merger as disclosed in the Common Draft Terms of Merger dated 17 September 2020, provided by Bankia.

2)	Analysed the following information, including that provided by Bankia: (i) the financial, legal and tax due diligence reports prepared by Ernst & Young dated 11 September 2020, (ii) the fair value adjustments to Bankia's balance sheet as of 30 June 2020 estimated by CaixaBank, (iii) the estimated capital roll-forward of the entity resulting from the Merger, including future net income estimates and (iv) the estimates of cost,

Rothschild & Co	RothschildCo Espaňa, S.A. Paseo de la Castellana, 35 - 3° 28046 Madrid, Spain	Tel +34 91 702 26 00 Fax +34 91 702 25 31 rothschildandco.com	Torno 8985 General 7827 Sección 3[a] Libre Sociedades Folio 1 Hoja n° 84651-2 lnscripción 1[a] C.I.F. A-78913852 revenue and financing synergies, as well as restructuring costs of the Merger (referred to as a whole as the "Information").

3)	Valued 100% of the share capital of Bankia and CaixaBank based on valuation methods for listed financial institutions generally accepted by the financial community, including amongst others, current market values, historical market values, research analysts' target prices, relevant financial aspects from a selection of prior transactions which Rothschild & Co has deemed comparable to the Merger, disclosed synergies and restructuring costs, the premia paid in previous comparable transactions in the Spanish market, Bankia and CaixaBank stocks' traded volumes and multiples of listed comparable companies according to Rothschild & Co's criteria.

4)	Assumed that all governmental, regulatory and other consents and approvals, administrative or otherwise, necessary for the completion of the Merger will be obtained without any condition or adverse effect on the operations of Bankia and/or CaixaBank.

5)	Reviewed such financial studies, performed such analyses and taken into consideration such factors as may be deemed relevant.

Bankia has expressly warranted to Rothschild & Co and accepts that:

1)	It has obtained and maintains all necessary authorisations and permits required to provide Rothschild & Co with the information (including the Information) furnished for the preparation of the Opinion.

2)	Rothschild & Co shall not be under any obligation, legal or otherwise, to verify the information furnished to Rothschild & Co (including the Information) as Bankia agrees to confirm that such information provided to Rothschild & Co is true, fair and accurate and not misleading for the purpose of preparing the Opinion.

3)	In arriving at the Opinion, Rothschild & Co has used a variety of generally accepted valuation methods commonly used for these types of analyses such as the ones mentioned above.

4)	No information has been omitted, to the best of its knowledge and belief, which might condition the Opinion and knowledge of which by Rothschild & Co may have altered its content.

As agreed with Bankia, Rothschild & Co's scope of work, duties and responsibilities in relation with the issuance of this Opinion have not included:

1)	Any type of audit and/or advice regarding financial, accounting, tax, labour, actuarial, legal or any other specialised matters necessary for the Merger, and, therefore, Rothschild & Co shall not assume any liability for the services or advice provided by third parties to Bankia.

2)	Any review, assessment or judgement regarding the exactness, completeness or accuracy of the information provided (including the Information). It shall be noted that Rothschild & Co has not sought independent verification of the information (including the Information) and the Opinion does not constitute a due diligence review, or a legal,

2

financial or other type of review, nor should it be construed as such. The Opinion is not to be taken as authoritative or in substitution for the exercise of judgement by the Board of Directors of Bankia in relation to the Merger. Rothschild & Co shall not be liable vis-a-vis Bankia for any losses arising from the use of the Opinion where a lack of exactness, completeness or accuracy of the information provided (including the Information) exists.

3)	Any type of analysis of the effects of the Merger on Bankia or its business. Therefore, Rothschild & Co does not express any opinion or assume any responsibility for the effects of the Merger on Bankia and/or its activity or on its advantages over any other strategic alternative or business opportunity that might exist for Bankia or the effect that any other transaction that Bankia may have been able to conduct could have.

4)	Any analysis related to the future or past value of Bankia or CaixaBank and/or about the reasonability of the Merger at the present moment or in the future.

Our opinion on the fairness of the Exchange Ratio of the Merger refers to the date of issuance of this Opinion and results exclusively from the information provided (including the Information). In any case, Rothschild & Co assumes no obligation to update or confirm the Opinion in the future, nor has it updated the information received (including the Information) to issue the Opinion.

According to the appointment letter, Bankia has agreed to pay us certain fees for our services as financial adviser in connection with the Merger, and subject to its completion. Included amongst such services is the issuance of the Opinion.

This Opinion addresses only the fairness, from a financial point of view, of the Exchange Ratio of the Merger as of the date hereof, and it does not address any other aspect or implications of the Merger.

Specifically, this Opinion does not constitute a recommendation to the Board of Directors of Bankia, nor to any of its mem hers or any other person, as to whether or not to accept or how to vote or how to act with respect to the Merger.

In no event shall it be understood that the issuance of the Opinion by Rothschild & Co entails any kind, or that Rothschild & Co purport to provide any kind, of investment services or advice on the placing of financial instruments, or to provide any personal investment recommendations relating to financial instruments or any other services connected with those activities within the context of section 140 and subsequent of the Spanish Securities Market Act.

This Opinion is solely for the use and benefit of the Board of Directors of Bankia in connection with the Exchange Ratio of the Merger, and may not be used by any other person or entity or relied upon for any other purpose, notwithstanding any authorisation for sharing it with other governance bodies at Bankia. In pat1icular, Rothschild & Co expressly authorises to the incorporation of this Opinion in the Common Draft Terms of Merger and the remaining documentation of the Merger, as well as its release to the Audit and Compliance Committee and the Shareholders' General Meeting, which will eventually decide on the Merger and the remaining governance bodies at Bankia.

Based upon and subject to the foregoing, considering the information received (including the Information), the scope of work described and other factors we have deemed relevant and which have previously been mentioned, we are of the opinion that, as of the date hereof, the Exchange

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Ratio of the Merger is fair from a financial point of view for the shareholders of Bankia in the current market conditions and regulatory environment.

Yours faithfully,

Jacobo Gómez Domecq

for and on behalf of

RothschildCo Espaňa, S.A.

Ms Elena López Fernández, Sworn Certified Translator and Interpreter of

English appointed by the Spanish Ministry of Foreign Affairs and Cooperation, hereby certifies, that the preceding translation is a true and complete translation into English of a document drafted in Spanish .

N° TIJ: 5394

Signed in Madrid on 22nd October 2020